November 25, 2024

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: Request for Withdrawal of Form 40-APP filed by TCW Private Asset Income Fund (the “Fund”) and TCW Asset Backed Finance Management Company LLC (the “Adviser, and, together with the Fund, the “Registrants”); SEC Accession No. 0001193125-24-242904

Ladies and Gentlemen:

The Registrants each filed an application, on Form 40-APP, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) requesting certain exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder and pursuant to Sections 6(c) and 23(c) of the 1940 Act for an order granting certain exemptions from Rule 23c-3 thereunder and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder for an order permitting certain arrangements.

The Form 40-APP was filed and accepted on October 24, 2024. It was mistakenly filed as both an IA and IC filing which generated two File Nos. for each of the Fund (812-15649 and 803-00274) and the Adviser (812-15649-01 and 803-00274-01). Upon review, the Staff asked that each entity withdraw the filing made under the 803 File No. Accordingly, we request that the Form 40-APP with SEC Accession No. 0001193125-24-242904 solely under the File Nos. 803-00274 and 803-00274-01, as applicable, be withdrawn.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any additional questions, or need additional information, please contact Pamela Poland Chen, Esq. at 212.341.7825.

Sincerely,

/s/ Megan McClellan, as President and Principal Executive Officer, TCW Private Asset Income Fund; and

/s/ Peter Davidson, as Senior Vice President and Associate General Counsel, TCW Asset Backed Finance Management Company LLC

Copy to:

Pamela Poland Chen, Esq.